UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

QUANTUM CORPORATION
(Exact name of Registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	94-2665054 (I.R.S. Employer Identification Number)

1650 Technology Drive, Suite 800
San Jose, California 95110
(408) 944-4000
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

Michael J. Lambert
Executive Vice President, Finance and Chief Financial Officer
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, California 95110
(408) 944-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven E. Bochner
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

1.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
4.375% Convertible Subordinated Notes due August 1, 2010	$160,000,000	100%	$160,000,000	$12,944
Common Stock, $0.01 par value	36,781,616(2)	(2)	(2)	(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

(2)

Includes 36,781,616 shares of common stock issuable upon conversion of the notes at the initial conversion price of approximately $4.35 per share of common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(3)

Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 9, 2003

2.

QUANTUM CORPORATION
$160,000,000
(aggregate principal amount)

4.375% Convertible Subordinated Notes due August 1, 2010, and
the Common Stock Issuable Upon Conversion of the Notes

We issued the notes in a private placement on July 30, 2003. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of their notes.  We will not receive any proceeds from this offering.

The notes are issued only in denominations of $1,000 and integral multiples of $1,000 and mature on August 1, 2010. You may convert the notes into shares of our common stock at any time prior to the close of business on their stated maturity date at an initial conversion rate of 229.8851 shares per $1,000 principal amount of the notes (representing an initial conversion price of approximately $4.35 per share) subject to adjustment in specified events.

We will pay interest on the notes at 4.375% per year on the principal amount, payable semi-annually in arrears on February 1 and August 1 of each year, beginning February 1, 2004. The notes are subordinated.

We may redeem the notes at the times and at the prices specified in this prospectus.  If a fundamental change occurs, you may require us to repurchase any notes held by you.

The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for The PORTALSM Market. Our common stock is listed on the New York Stock Exchange under the symbol "DSS." On October 2, 2003, the closing price for our common was $3.35 per share.

Investing in the securities involves a high degree of risk. See "Risk Factors".

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____, 2003

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

3

4.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission (“SEC”) allows us to “incorporate by reference” certain information we file with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus or any document that we subsequently filed with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Additionally, any statement in this prospectus or any document that is incorporated or deemed to be incorporated by reference will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently file with the SEC that also is incorporated or deemed to be incorporated by reference or any statement in the accompanying document modifies or supersedes that statement. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) until our offering is complete:

•	Annual Report on Form 10-K for the fiscal year ended March 31, 2003, filed on June 30, 2003;
•	Current Report on Form 8-K, filed on June 30, 2003;
•	Current Report on Form 8-K, filed on July 10, 2003;
•	Definitive Proxy Statement for the 2003 annual meeting of stockholders held on September 3, 2003, filed on July 21, 2003;
•	Current Report on Form 8-K, filed on July 22, 2003;
•	Amendment No. 1 to Annual Report on Form 10-K, filed on July 24, 2003 on Form 10-K/A;
•	Current Report on Form 8-K, filed on July 30, 2003;
•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, filed on August 13, 2003; and
•	Current Report on Form 8-K, filed on October 6, 2003.

You may request a copy of this filing or any other of our filings, at no cost, by writing or telephoning us at the following address:

Investor Relations
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, California, 95110
(408) 944-4000

We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the SEC. You may read and copy our reports, proxy statements and other information filed by us at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our reports, proxy statements and other information filed electronically with the SEC are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

5.

SUMMARY

This summary contains basic information about us and this offering.  Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors”, and the information we incorporate by reference into it before making an investment decision. Unless otherwise noted or the context otherwise indicates, as used in this prospects, the terms “Quantum,” “we,” “our” or “us” refer solely to Quantum Corporation and its subsidiaries.

Quantum Corporation

We are a global leader in data protection focused on meeting the needs of business customers with enterprise-wide storage solutions and services. Our DLTtape TM technology allows for backup, archiving, and recovery of mission-critical data. We are also a leader in the design, manufacture and service of automated tape libraries used to manage, store and transfer data. In fiscal year 2003, we expanded into the area of disk-based backup, with a solution that emulates a tape library and is optimized for data protection.

Quantum consists of two main business segments: the DLT Group, which we refer to as DLTG; and the Storage Solutions Group, or SSG. DLTG consists principally of the tape drive and tape media cartridge product lines. SSG consists primarily of the tape automation systems and solutions product lines.

In DLTG, we design, develop, license, service and market DLTtape and Super DLTtape TM drives, as well as DLTtape and Super DLTtape media cartridges. Super DLTtape technology has a higher storage capacity and transfer rate than DLTtape technology. Both DLTtape and Super DLTtape products are used to back up large amounts of data stored on network servers. DLTtape and Super DLTtape is our half-inch Digital Linear Tape technology that is the leader in mid-range UNIX and NT system backup and archive applications.

In SSG, we design, develop, manufacture, service and market tape automation systems and solutions. Our tape automation systems, including tape libraries and autoloaders, serve the entire tape library data storage market from desktop computers to enterprise-class computers. We offer a broad line of tape automation systems, which are used to manage, store and transfer data in enterprise networked computing environments.

About the Company

Quantum was founded in 1980. Our principal offices are located at 1650 Technology Drive, Suite 800, San Jose, California 95110, and our telephone number at that location is (408) 944-4000. Our home page on the Internet is at www.quantum.com. The information contained on, or accessible through, our website is not incorporated into this prospectus.

6.

THE OFFERING

The following is a brief summary of some of the terms of the notes offered for resale in this prospectus. For a more complete description of the terms of the notes, see the section entitled "Description of Notes" in this prospectus.

Issuer	Quantum Corporation.

Securities Offered	$160,000,000 aggregate principal amount of 4.375% Convertible Subordinated Notes due 2010.

Offering Price	Each note was issued at a price equal to 100% of its principal amount.

Maturity Date	August 1, 2010

Interest	4.375% per year on the principal amount, payable semi-annually in arrears on February 1 and August 1 of each year, beginning February 1, 2004.

Conversion Right

You may convert the notes into shares of our common stock at any time prior to the close of business on their stated maturity date at an initial conversion rate of 229.8851 shares per $1,000 principal amount of the notes (representing an initial conversion price of approximately $4.35 per share) subject to adjustment in specified events. See “Description of Notes—Conversion of Notes.”

Ranking

The notes are unsecured and subordinated to all of our senior indebtedness and are effectively subordinated to all of the indebtedness and other liabilities of our subsidiaries. As of June 29, 2003, we had approximately $90.5 million of indebtedness outstanding that was senior indebtedness, and our subsidiaries had approximately $37.6 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (excluding intercompany liabilities). Neither we nor our subsidiaries are prohibited from incurring indebtedness, including senior indebtedness, under the indenture See “Description of Notes—Subordination.”

Sinking Fund	None.

Optional Redemption by Quantum

We may not redeem the notes prior to August 5, 2008. We may redeem any or all of the notes for cash on or after August 5, 2008 by giving you at least 30 days’ notice of such redemption, at the prices specified under “Description of Notes—Optional Redemption by Quantum.”

Repurchase at the Option of the Holder

If a fundamental change (as described under “Description of Notes—Repurchase at Option of the Holder”) occurs prior to maturity, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted. See “Use of Proceeds.”

Registration Rights	We have agreed:

•

To file a shelf registration statement with respect to the resale of the notes and the common stock issuable upon conversion of the notes with the SEC within 90 days after the original issuance of the notes; and

• To use our reasonable efforts to cause the shelf registration statement to become effective within 180 days after the original issuance of the notes.

We have agreed to keep the shelf registration statement effective until the earliest of:

• Two years after the last date of original issuance of any of the notes;

•

The date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately pursuant to the provisions of Rule 144(k) under the Securities Act of 1933, as amended (the “Securities Act”); or

• The date when all of the notes and common stock into which the notes are convertible are registered under the shelf registration statement and sold in accordance therewith.

We will be required to pay you additional amounts if we fail to register the notes and common stock issuable upon conversion of the notes within, or to keep available the registration statement and related prospectus for purposes of effecting registered resales of such securities for, specified time periods.

New York Stock Exchange Symbol	Our common stock is traded on the New York Stock Exchange under the symbol “DSS.”

7.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Three Months Ended	Fiscal Year Ended
	June 29, 2003	March 31, 2003	March 31, 2002	March 31, 2001	March 31, 2000	March 31, 1999
Ratio of earnings to fixed charges (1)	—	—	—	14.0X	14.4X	12.5X

Pro Forma ratio of earnings to fixed charges (2)	—	—				—

(1)

For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense representative of interest expense. Earnings before fixed charges were inadequate to cover total fixed charges by $137.2 million and $58.6 million for the fiscal years ended March 31, 2003 and March 31, 2002, respectively, and by $6.3 million for the three months ended June 29, 2003.

(2)

The pro forma ratio of earnings to fixed charges gives effect to the issuance of the notes and the use of the net proceeds from the issuance to reduce our 7% convertible subordinated notes. Regulation S-K section 229.503(d) under the Securities Act requires that we include these pro forma ratios. Pro forma earnings before fixed charges were inadequate to cover total pro forma fixed charges by $124.0 million for the fiscal year ended March 31, 2003 and by $3.0 million for the three months ended June 29, 2003.

8.

RISK FACTORS

You should carefully consider the risks described below and other information contained or incorporated by reference in this prospectus before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Registration Statement.

Risks Related to our Business

We are exposed to general economic conditions that have resulted in significantly reduced sales levels and operating losses and, if such adverse economic conditions were to continue or worsen, our business, financial condition and operating results could be further adversely and materially impacted.

If the adverse economic conditions in the United States and throughout the world economy continue or worsen, we may experience a further material adverse impact on our business, operating results, and financial condition. We have recognized significant restructuring charges during the past four years associated with reducing our cost of sales and operating expenses in order to address these adverse conditions. We anticipate taking continued steps to reduce our operating costs. These and other possible restructurings caused by changes in our business, industry, or in the global economy will likely result in expenses that adversely affect our financial condition and results of operations and may require us to make additional cash payments. We may be unable to reduce our cost of sales and operating expenses at a rate and to a level consistent with such a future adverse sales environment and therefore these anticipated restructuring charges may be disproportionate to sales, thereby materially and adversely affecting our business, financial condition and operating results.

We are currently not profitable. If we are unable to generate positive cash flow from operating activities, our ability to obtain additional capital in the future could be jeopardized, and our business could suffer.

We must devote substantial resources to new product development, manufacturing, and sales and marketing activities to be competitive in our markets. Historically, cash flow from operating activities has provided us with a significant portion of the cash and liquidity that we have required in order to invest in product development, manufacturing and sales activities. Until or unless we return to profitable operations, we will have significantly less liquidity to invest in our business. In turn, reduced cash flow from operations may jeopardize our ability to maintain access to our current sources of capital or to gain access to new sources of capital, which could have a material adverse impact on our business, results of operations, liquidity, and financial condition.

9.

To service our debt and fund our other capital requirements, we will require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Our ability to meet our debt service obligations and to fund working capital, capital expenditures, acquisitions, research and development and other general corporate purposes, will depend upon our future financial performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If our losses from operations were to persist at current levels or worsen, we may not have sufficient cash resources to service our debt and maintain access to our debt facilities. We cannot provide assurance that we will generate sufficient cash flow from operations, or that future borrowings will be available on commercially reasonable terms or at all, or available in an amount sufficient to enable us to pay our debt or fund other liquidity needs.

If we are unable to generate sufficient cash flow and/or are unable to service our outstanding debt obligations, we may have to reduce or delay capital expenditures planned for replacements, improvements and expansions, and/or sell assets. We cannot assure you that we could effect or implement any of these alternatives on satisfactory terms, if at all.

Our credit agreement and synthetic lease contain various covenants that limit our discretion in the operation of our business, which could have an adverse effect on our business, financial condition and results of operations.

Our credit agreement and synthetic lease contain numerous restrictive covenants that require us to comply with and maintain certain financial tests and ratios, thereby restricting our ability to:

•	Incur debt;
•	Incur liens;
•	Redeem or prepay subordinated debt;
•	Make acquisitions of businesses or entities or sell certain assets;
•	Make investments, including loans, guarantees and advances;
•	Make capital expenditures beyond a certain threshold;
•	Engage in transactions with affiliates;
•	Pay dividends or engage in stock repurchases; and
•	Enter into certain restrictive agreements.

Our ability to comply with covenants contained in our credit agreement or our synthetic lease may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with our debt-related covenants in one agreement could result in an acceleration of our indebtedness and cross-defaults under other agreements, which may have a material adverse effect on our liquidity and financial condition. Even if we are able to comply with all covenants, the restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

Our credit agreement is secured by a pledge of all of our assets. If we were to default under our credit agreement and were unable to obtain a waiver for such a default, the lenders would have a right to foreclose on our assets in order to satisfy our obligations under the credit agreement. Any such action on the part of the lenders against us could have a materially adverse impact on our business, financial condition and results of operations.

10.

SSG currently operates at a loss and may continue to operate at a loss. If we are unable to make SSG profitable, the losses from this group could materially and adversely affect our business, financial condition and results of operations.

We have invested, and will continue to invest, in the development, promotion and sale of storage solutions, such as our acquisition of SANlight. Operating expenses associated with SSG revenue are comparatively high, resulting in losses and cash consumption out of proportion to the revenue generated by the group when compared to our tape business. Therefore, we will need to generate significant revenues from SSG or significantly reduce our related operating expenses for the group in order to make SSG profitable. We cannot provide assurance that SSG will ever produce operating income or will ever generate positive cash flow, and, if we are unable to do so, these losses could negatively impact our business, financial condition and operating results.

Goodwill and intangible assets used in SSG were reviewed for possible impairment upon the adoption on April 1, 2002 of SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. The impairment test conducted relative to goodwill resulted in a $94.3 million charge associated with the adoption of SFAS No. 142 in the first quarter of fiscal year 2003 and a $58.7 million impairment charge in the second quarter of fiscal year 2003. The goodwill and other intangible assets were determined not to be impaired in the first quarter of fiscal year 2004, based on projections of undiscounted and discounted net cash flows from SSG compared to the carrying value of the goodwill and other intangible assets. However, both tests use financial projections involving significant estimates and uncertainties regarding future revenues, expenses and cash flows. We cannot provide assurance that future net cash flows will be sufficient to avoid further impairment charges. As a result, in the future, we may incur additional impairment charges related to SSG, which would adversely affect the group’s operating income, which could have a materially adverse impact on the results of our operations or our financial condition.

11.

A large percentage of our sales come from a few customers, and these customers have no minimum or long-term purchase commitments. The loss of, or a significant change in demand from, one or more key customers could materially and adversely affect our business, financial condition and operating results.

Our sales are concentrated among a few customers. Sales to our top five customers in the first quarter of fiscal year 2004 represented 49% of total revenue. These sales concentrations do not include revenues from sales of our media that were sold directly to our top five customers by our licensees, for which we earn royalty revenue, or revenues from sales of tape libraries sold directly to our top five customers by our other original equipment manufacturer, or OEM, tape drive customers. Furthermore, customers are not obligated to purchase any minimum product volume and our relationships with our customers are terminable at will.

The merger of Hewlett-Packard Company (or Hewlett-Packard) and Compaq Computer Corporation (or Compaq) during calendar year 2002 significantly increased the concentration of our sales and dependency on a single customer. In the first quarter of fiscal year 2004 approximately 24% of our revenue was derived from this merged entity, and, therefore, could be materially and adversely affected if Hewlett-Packard were to experience a significant decline in storage revenue whether due to customer loss or integration issues or otherwise. There is an additional risk since the combined entity owns a competing linear tape open, or LTO, brand of tape drive and media. Hewlett-Packard markets both the LTO and Super DLTtape platforms, whereas Compaq had exclusively marketed Super DLTtape for tape backup and archiving. To the extent that the combined Hewlett-Packard and Compaq entity significantly reduces its purchases of DLTtape and Super DLTtape products in favor of LTO products, our tape drive and media revenues, operating results and financial condition would be materially and adversely affected.

If any of our other top five customers were to significantly reduce, cancel or delay their orders from us, our results of operations could be materially adversely affected.

Competition has increased, and may increasingly intensify, in the tape drive market as a result of competitors introducing tape drive products based on new technology standards and on DLTtape technology, which could materially and adversely affect our business, financial condition and results of operations.

We compete with companies that develop, manufacture, market and sell tape drive products. Our principal competitors include Certance (US) Holdings (or Certance (formerly known as Seagate Technology (U.S.) Holdings)), Exabyte Corporation (or Exabyte), Hewlett-Packard, International Business Machines Corporation (or IBM), Sony Corporation (or Sony), and Storage Technology Corporation (or StorageTek). These competitors are aggressively trying to advance and develop new tape drive technologies to compete more successfully with products based on DLTtape technology. Hewlett-Packard, IBM and Certance formed a consortium to develop and have developed new LTO products. These products target the high-capacity data backup market and compete with our products based on Super DLTtape technology. This competition has resulted in a trend, which is expected to continue, toward lower prices and lower margins earned on our DLTtape and Super DLTtape drives and media. In addition, the merger between Hewlett-Packard and Compaq has resulted in a larger competitor in the tape drive market with greater resources and a potentially greater market reach with a product that competes directly with our Super DLTtape drives and Super DLTtape media. These factors, when combined with the current economic environment, which has resulted in reduced shipments of our own tape drives, and tape drives in general, could result in a further reduction in our prices, volumes and margins, which could materially and adversely impact our business, financial condition and results of operations.

Competition has increased, and may increasingly intensify, in the tape automation market as a result of current economic conditions, and, if this trend continues, our business, financial condition and operating results may be materially and adversely affected.

Our tape automation products compete with product offerings of Advanced Digital Information Corporation, Exabyte, Hewlett-Packard, Overland Storage, Inc. and StorageTek, which offer tape automation systems incorporating DLTtape and Super DLTtape technology as well as new linear tape technology. In addition, the merger between Hewlett-Packard and Compaq has resulted in a larger competitor in the tape automation market with greater resources and a potentially greater market reach. Current economic conditions are characterized by lower information technology investment, particularly for higher priced products, such as high-end tape automation systems. However, more recently, even competitors that derive a significant percentage of their sales from lower priced tape automation products have seen economic conditions adversely impact their quarterly sequential sales. The lower demand has also resulted in increased price competition. If this trend continues or worsens and/or if competition further intensifies, our sales and gross margins could decline, which would materially and adversely affect our business, financial condition and results of operations.

12.

We derive almost all of our revenue from products incorporating tape technology; if competition from alternative storage technologies continues or increases, our business, financial condition and operating results would be materially and adversely harmed.

We derive almost all of our revenue from products that incorporate some form of tape technology and we expect to continue to derive a substantial majority of our revenue from these products for the foreseeable future. As a result, our future operating results depend on the continued market acceptance of products employing tape drive technology. Our tape products, including tape drives and automation systems, also compete with other storage technologies, such as hard disk drives. Hard disk drives have experienced a trend toward lower prices while capacity and performance have increased. If products incorporating other technologies gain comparable or superior market acceptance, or their costs decline far more rapidly than tape drive and media costs, the competition resulting from these alternative technologies would increase as customers turn toward those alternative technologies with an acceptable price/performance offering relative to tape drives and automation systems. As a result, our business, financial condition and operating results would be materially and adversely affected.

We have experienced a downward trend in tape media and tape royalty revenues, primarily caused by reduced media prices, and to a lesser extent, reduced media unit sales, which has had a negative effect on our profits and cash flow. If this trend were to continue or worsen, our business, financial condition and operating results may be even further materially and adversely affected.

Our royalty and media revenue is dependent on many factors, including the following:

•	The pricing actions of other media suppliers;
•	The size of the installed base of tape drives that use our tape cartridges;
•	The performance of our strategic licensing partners, which sell our tape media cartridges;
•	The relative growth in units of Super DLTtape drives, the media cartridges for which sell at a higher price than DLTtape cartridges;
•	The media consumption habits and rates of end users;
•	The pattern of tape drive retirements; and
•	The level of channel inventories.

Competition from other tape technologies has had a significant negative impact on our income from media as well as on our sales of tape drives. If this competition continues or intensifies, it would further erode media pricing and result in further reduced sales of Super DLTtape and DLTtape drives which would lower the installed base of tape drives that utilize tape media. Since our royalty and media revenue is dependent upon media pricing and the quantity of media consumed by the installed base of our tape drives, reduced media prices or a reduced installed tape drive base would result in further reductions in our media and royalty revenue. This would materially and adversely affect our business, financial condition and results of operations.

13.

We do not control licensee pricing or licensee sales of tape media cartridges. To the extent that our licensees significantly lower prices on the media products that they sell, such reduced pricing would lower our royalty revenue, which would materially and adversely affect our business, financial condition and operating results.

We receive a royalty fee based on sales of tape media cartridges by Fuji Photo Film Co., Ltd. (or Fuji), Hitachi Maxell, Ltd. (or Maxell), Imation Corporation (or Imation) and Sony. Under our license agreements with these companies, each of the licensees determines the pricing and number of units of tape media cartridges that it sells. As a result, our royalty revenue varies depending on the level of sales and prices set by the licensees. In addition, lower prices set by licensees could require us to lower our prices on direct sales of tape media cartridges, which would reduce our revenue and margins on this product. As a result, lower prices on our tape media cartridges would reduce both our direct and our indirect royalty revenue, which would materially and adversely affect our business, financial condition and operating results.

Our operating results depend on new product introductions, which may not be successful, in which case, our business, financial condition and operating results may be materially and adversely affected.

To compete effectively, we must continually improve existing products and introduce new ones, such as the DX30, our first disk-based enhanced backup solution. We have devoted and expect to continue to devote considerable management and financial resources to these efforts. We cannot provide assurance that:

•	We will introduce any of these new products in the time frame we are forecasting;
•	We will not experience technical, quality, performance-related or other difficulties that could prevent or delay the introduction of, and market acceptance of, these new products;
•	Our new products will achieve market acceptance and significant market share, or that the markets for these products will grow as we have anticipated;
•

Our new products will be successfully or timely qualified with our customers by meeting customer performance and quality specifications because a successful and timely customer qualification must occur before customers will place large product orders; or

•	We will achieve high volume production of these new products in a timely manner, if at all.

Our reliance on a limited number of third party suppliers could result in significantly increased costs and delays in the event these suppliers experience shortages or quality problems, and, as a result, our business, financial condition and operating results may be materially and adversely affected.

We depend on a limited number of suppliers for components and sub-assemblies, including recording heads, media cartridges and integrated circuits, all of which are essential to the manufacture of tape drives and tape automation systems.

We currently purchase the DLTtape and Super DLTtape media cartridges that we sell primarily from Imation, Fuji and Maxell. We cannot provide assurance that Imation, Fuji or Maxell will continue to supply an adequate number of high quality media cartridges in the future. If component shortages occur, or if we experience quality problems with component suppliers, shipments of products could be significantly delayed and/or costs significantly increased, and as a result, our business, financial condition and operating results could be materially and adversely affected. In addition, we qualify only a single source for many components and sub-assemblies, which magnifies the risk of future shortages.

Furthermore, the main supplier of tape heads for our products is located in China. Political instability, trade restrictions, changes in tariff or freight rates, or currency fluctuations in China could result in increased costs and delays in shipment of our products and could materially and adversely impact our business, financial condition and operating results.

14.

We rely heavily on distributors and other resellers to market and sell our products and to maintain acceptable levels of customer satisfaction. We do not control their business operations.  If one or more distributors were to experience a significant deterioration in its financial condition or its business relationship with us, this could disrupt the distribution of our products and reduce our revenue, which could materially and adversely affect our business, financial condition and operating results.

In certain product and geographic segments we heavily utilize distributors and value added resellers to perform the functions necessary to market and sell our products. To fulfill this role, the distributor must maintain an acceptable level of financial stability, creditworthiness and the ability to successfully manage business relationships with the customers it serves directly. Under our distributor agreements with these companies, each of the distributors determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to its customers. If the distributor is unable to perform in an acceptable manner, we may be required to reduce the amount of sales of our product to the distributor or terminate the relationship. We may also incur financial losses for product returns from distributors or for the failure or refusal of distributors to pay obligations owed to us. For instance, on May 7, 2003, Digital Storage, Inc., one of our media distributors, filed for Chapter 11 bankruptcy protection. As a result of this bankruptcy, we recorded a net bad debt charge of $1.8 million. Either scenario could result in fewer of our products being available to the affected market segments, reduced levels of customer satisfaction and/or increased expenses, which could in turn have a material and adverse impact on our business, results of operations and financial condition.

If we fail to protect our intellectual property or if others use our proprietary technology without authorization, our competitive position may suffer.

Our future success and ability to compete depends in part on our proprietary technology. We rely on a combination of copyright, patent, trademark and trade secrets laws and nondisclosure agreements to establish and protect our proprietary technology. We currently hold 139 United States patents and have 114 United States patent applications pending. However, we cannot provide assurance that patents will be issued with respect to pending or future patent applications that we have filed or plan to file or that our patents will be upheld as valid or will prevent the development of competitive products or that any actions we have taken will adequately protect our intellectual property rights. We generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers, in which we strictly limit access to, and distribution of, our software, and further limit the disclosure and use of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.

15.

Third party infringement claims could result in substantial liability and significant costs, and, as a result, our business, financial condition and operating results may be materially and adversely affected.

From time to time, third parties allege our infringement of and need for a license under their patented or other proprietary technology. For instance, see Note 13 to the Condensed Consolidated Financial Statements of our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, for a description of StorageTek’s patent infringement suit against us. While we currently believe the amount of ultimate liability, if any, with respect to these actions will not materially affect our financial position, results of operations, or liquidity, the ultimate outcome of any litigation is uncertain. Adverse resolution of any third party infringement claim could subject us to substantial liabilities and require us to refrain from manufacturing and selling certain products. In addition, the costs incurred in intellectual property litigation can be substantial, regardless of the outcome. As a result, our business, financial condition and operating results may be materially and adversely affected.

Pursuant to our synthetic lease, we have an obligation for a guaranteed value to the lessor at the end of the lease term, which could result in our being required to make a significant cash payment to the lessor, and if we are required to do so, our business, financial condition and results of operations could be materially and adversely impacted.

We have a synthetic lease for our Colorado Springs facility, which is accounted for as an operating lease in accordance with SFAS No. 13, Accounting for Leases. At the end of the lease term, we may renew the lease, purchase the facility, or cause the facility to be sold to a third party, subject to our obligation to the lessor for the guaranteed value. The proceeds of a sale to a third party would be used to satisfy the $50.0 million obligation to the lessor at the end of the lease term. In the event of sale to a third party, we would be liable for any shortfall between the net proceeds resulting from the sale of the facility and our $50.0 million obligation to the lessor, up to a maximum of $43.9 million. In the event of a default on our obligation to the lessor, we would be liable for the entire $50.0 million. These obligations that would arise from either a sale to a third party or a default could have a material adverse impact on our financial condition and liquidity.

In the past we incurred a charge because of a decline in the appraised value of this facility. We have the facility independently appraised on a periodic basis. Any future declines in the appraised value of the facility would result in a charge, which could be material and adverse to our financial condition.

Our synthetic lease requires us to maintain specified financial covenants. If we fail to comply with these financial covenants and are unable to obtain a waiver, or amend the lease, for such future non-compliance, it would cause us to default under our credit agreement and synthetic lease and the lessor could terminate the lease, resulting in the acceleration of our obligation to purchase the leased facility at the guaranteed value, which could have an adverse effect on our financial condition and liquidity.

In previous quarters we violated certain financial covenants under our credit agreement and synthetic lease. If in the future we violate financial covenants, it could materially and adversely impact our financial condition and liquidity.

In April 2000, we entered into an unsecured senior credit agreement with a group of nine banks, providing a $187.5 million revolving credit line that would have expired in April 2003. In previous quarters we violated certain financial covenants under this credit agreement and received waivers or amendments for such violations. In December 2002, we terminated this facility and entered into a secured senior credit agreement with a group of five banks, providing a $100.0 million revolving credit line that expires in June 2004. As of June 29, 2003, $90.5 million of this credit line was committed to standby letters of credit, of which $50.0 million secures our obligation to the lessor under our synthetic lease. In December 2002, we also entered into a synthetic lease that contained the same financial covenants as our credit agreement. In July 2003, we amended our credit agreement and our synthetic lease to, among other things, change certain financial covenants and events of default and allow for redemption of our 7% Convertible Subordinated Notes due 2004. We violated the EBITDA covenant in the first quarter of fiscal year 2004, for which we obtained an amendment.

If in the future we violate any financial or reporting covenant in our credit agreement and receive a notice of default letter from our bank group, our credit line could become unavailable, and any amounts outstanding could become immediately due and payable. If we were unsuccessful in securing a waiver of such violation or an amendment to our credit agreement, we might have to restrict $90.5 million of our cash to cover the outstanding standby letters of credit issued under the credit agreement. This would have a material and adverse impact on our liquidity.

If we violate any financial or reporting covenants in our credit agreement, it would cause a corresponding violation under our synthetic lease. Absent a waiver or an amendment to our synthetic lease, such a violation would be cause for default under that agreement. For more information regarding our synthetic lease please refer to the immediately preceding risk factor.

Without the availability of the credit agreement, we will have to rely on operating cash flows and debt or equity arrangements other than the credit agreement, if such alternative funding arrangements are available to us at all, in order to maintain sufficient liquidity. If we are not able to obtain sufficient cash from our operations or from these alternative funding sources, our operations, financial condition and liquidity may be materially and adversely affected.

16.

We have engaged in and may in the future engage in acquisitions of companies, technologies or products, and the failure to integrate any such acquisitions could harm our business, financial condition and operating results.

As a part of our business strategy, we have in the past and expect in the future to make additional acquisitions of, or significant investments in, complementary companies, products or technologies. For instance, as part of this acquisition strategy, during the third quarter of fiscal year 2003, we acquired Benchmark, whose business is complementary to many Quantum products and technologies. Any future acquisitions, as well as the success of our Benchmark acquisition, would be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among others:

•	Difficulties in assimilating its operations and personnel;
•	Diversion of management’s attention from ongoing business concerns;
•	The potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;
•	Insufficient revenues to offset increased expenses associated with the acquisition;
•	Maintenance of uniform standards, controls, procedures and policies;
•	Impairment of existing relationships with employees, suppliers and customers as a result of the integration of new personnel;
•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
•	The possibility that we may not receive a favorable return on our investment, the original investment may become impaired, and/or incur losses from these investments;
•	Dissatisfaction or performance problems with an acquired company;
•	The cost associated with acquisitions; and
•	Assumption of unknown liabilities or other unanticipated adverse events or circumstances.

We cannot provide assurance that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could harm our business, financial condition and operating results.

We outsourced DLT and Super DLTtape drive manufacturing to Jabil during the third quarter of fiscal year 2003. SSG has increased its use of contract manufacturers for certain manufacturing functions as well. Our ability to meet customer demand depends on our ability to obtain timely deliveries of products and parts from our suppliers. If we cannot obtain these products and parts in such a manner, such a delay could materially and adversely impact our business, financial condition and results of operations.

We face the following risks as a result of our decision to outsource manufacturing to Jabil:

•

Sole source of product supply.  Jabil is our sole source of supply for most of our DLTtape and Super DLTtape drives and certain tape automation products. Because we are relying on one supplier, we are at greater risk of experiencing component shortages or other delays in customer deliveries that could result in customer dissatisfaction and lost sales, which could materially damage customer relationships and result in lost revenue.

•

Cost and purchase commitments.  We may not be able to control the costs we would be required to pay Jabil for the products they manufacture for us. Jabil procures inventory to build our products based upon a forecast of customer demand that we provide. We would be responsible for the financial impact on Jabil of any reduction or product mix shift in the forecast relative to materials that Jabil had already purchased under a prior forecast. Such a variance in forecasted demand could require us to pay Jabil for finished goods in excess of current customer demand or for excess or obsolete inventory. As a result, we could experience reduced gross margins and larger operating losses based on these purchase commitments.

•

Quality.  We will have limited control over the quality of products produced by Jabil. Therefore, the quality of the products may not be acceptable to our customers and could result in customer dissatisfaction, lost revenue, and increased warranty costs.

In addition to Jabil, we have outsourced a significant portion of our manufacturing to other contract manufacturers. We face similar risks in relation to these products as those set forth above, in particular the risks of component shortages or other delays in customer deliveries that could result in customer dissatisfaction and lost sales, increased costs for products manufactured for us and the risk that the quality of the products may not be acceptable to us or to our customers, any or all of which could have a material adverse effect on our business.

17.

A significant portion of the consideration for the disposition of the material assets of our NAS business was restricted stock issued by the buyer, a privately held company.

A portion of the consideration for the sale of the material operating assets of our NAS business was equity securities recorded with a $3.9 million carrying value. The equity securities are “restricted securities”, as defined in Rule 144 under the Securities Act and, therefore, are subject to substantial restrictions on the sale or disposition of such shares, many of which are contingent on or governed by matters solely within the control of the privately held company. Because of the nature of the privately held issuer as well as the restrictions on our ability to transfer these equity securities, there is no public market for these securities.

We generally record our investments in equity securities of early development stage companies on a cost basis, adjusted for other than temporary impairment. The restricted stock we received as a result of the NAS disposition could lose value and become worthless if the buyer fails to profitably achieve its business plans or is not able to obtain adequate funding to do so. Because there is no market in these equity securities, we would not be able to hedge or otherwise mitigate any losses on these securities. If the buyer is not successful in achieving its business plan, we could be required to write down some or all of the value of these assets, which could have a material and adverse impact on our financial condition and results of operations.

Tax allocations under a tax sharing and indemnity agreement with Maxtor are the subject of a dispute between us and Maxtor. In the event this dispute is not resolved favorably, we could incur significant costs that could have a material adverse effect on our business, financial condition and operating results.

The tax sharing and indemnity agreement between us and Maxtor entered into in connection with the disposition of HDD provided for the allocation of certain liabilities related to taxes. Maxtor and we presently disagree about the amounts owed by each party under that agreement. The parties are in negotiations to resolve this matter, and no litigation has been initiated to date. However, there can be no assurance that we will be successful in asserting our position. If disputes regarding contested amounts cannot be resolved favorably, we may incur costs, including both litigation as well as the payment of the disputed amounts, which could have a material adverse effect on our business, financial condition and operating results.

Maxtor’s failure to perform under the indemnification provisions of a tax sharing and indemnity agreement entered into with us providing for payments to us that relate to tax liabilities, penalties, and interest resulting from the conduct of our business prior to the HDD disposition date could have a material adverse effect on our business, financial condition and operating results.

Under a tax sharing and indemnity agreement between us and Maxtor entered into in connection with the disposition of HDD, Maxtor has agreed to assume responsibility for payments related to certain taxes, penalties, and interest resulting from the conduct of business by the Quantum DSS group for all periods before our issuance of tracking stock and the conduct of the Quantum HDD group for all periods before the disposition of HDD to Maxtor. If audit adjustments are successfully asserted with respect to such conduct, and if Maxtor fails to indemnify us under this obligation or is not able to pay the reimbursement in full, we would nevertheless be obligated, as the taxpayer, to pay the tax. As a result, we could experience a material adverse effect on our business, financial condition and operating results.

Maxtor is a publicly traded company (NYSE symbol: MXO) with a history of financial operating losses. If Maxtor were unable to pay its share of any obligations, we could be required to pay and that would have a material adverse impact on our results of operations and financial position.

Maxtor’s failure to perform under the agreements in connection with contingent liabilities would harm our business, financial condition and operating results.

We may have contingent liabilities for some obligations assumed by Maxtor, including real estate and litigation, and Maxtor’s failure to perform under these obligations could result in significant costs to us that could have a materially adverse impact on our business, financial condition and operating results.

18.

The disposition of HDD may be determined not to be tax-free, which would result in us or our stockholders, or both, incurring a substantial tax liability, which could materially and adversely affect our business, financial condition and results of operations.

Maxtor and Quantum have agreed not to request a ruling from the Internal Revenue Service, or any state tax authority confirming that the structure of the combination of Maxtor with HDD will not result in any federal income tax or state income or franchise tax to Quantum or the previous holders of HDD common stock. Instead, Maxtor and we have agreed to effect the disposition and the merger on the basis of an opinion from Ernst & Young LLP, our tax advisor, and a tax opinion insurance policy issued by a syndicate of major insurance companies to us covering up to $340 million of tax loss caused by the disposition and merger.

If the disposition of HDD is determined not to be tax-free and the tax opinion insurance policy does not fully cover the resulting tax liability, we or our stockholders or both could incur substantial tax liability, which could materially and adversely affect our business, financial condition and results of operations.

The tax opinion insurance policy issued in conjunction with the disposition of HDD does not cover all circumstances under which the disposition could become taxable to us, and as a result, we could incur an uninsured tax liability, which could materially and adversely affect our business, financial condition and results of operations.

In addition to customary exclusions from its coverage, the tax opinion insurance policy does not cover any federal or state tax payable by us if the disposition becomes taxable to us as a result of:

•	A change in relevant tax law;
•

An acquisition representing a 50% or greater interest in Quantum which began during the one-year period before and six-month period following the disposition, whether or not approved by our board of directors; or

•

An acquisition representing a 50% or greater interest in Maxtor which began during the one-year period before and six-month period following the disposition, whether or not approved by Maxtor’s board of directors.

If any of these events occur, we could incur uninsured tax liability, which could materially and adversely affect our business, financial condition and results of operations.

If we incur an uninsured tax liability as a result of the disposition of HDD, our financial condition and operating results could be negatively affected.

If the disposition of HDD were determined to be taxable to Quantum, we would not be able to recover an amount to cover the tax liability either from Maxtor or under the insurance policy in the following circumstances:

•

If the tax loss were not covered by the policy because it fell under one of the exclusions from the coverage under the tax opinion insurance policy described above, insurance proceeds would not be available to cover the loss.

•

If the tax loss were caused by our own acts or those of a third party that made the disposition taxable (for instance, an acquisition of control of Quantum which began during the one-year period before and six-month period following the closing), Maxtor would not be obligated to indemnify us for the amount of the tax liability.

•

If Maxtor were required to reimburse us for the amount of the tax liability according to its indemnification obligations under the HDD disposition, but was not able to pay the reimbursement in full, we would nevertheless be obligated, as the taxpayer, to pay the tax.

In any of these circumstances, the tax payments due from us could be substantial. In order to pay the tax, we would have to either deplete our existing cash resources or borrow cash to cover our tax obligation. Our payment of a significant tax prior to payment from Maxtor under Maxtor’s indemnification obligations, or in circumstances where Maxtor has no payment obligation, could harm our business, financial condition and operating results.

19.

Our stock price could become more volatile if certain institutional investors were to increase or decrease the number of shares they own. In addition, there are other factors and events that could affect the trading prices of our common stock.

Three institutional investors owned approximately 47% of our common stock as of June 29, 2003. If any or all of these investors were to decide to purchase additional shares or to sell some or all of the Quantum DSS shares they currently own, that may cause our stock price to be more volatile.

Trading prices of our common stock may fluctuate in response to a number of other events and factors, such as:

•	General economic conditions;
•	Changes in interest rates;
•	Fluctuations in the stock market in general and market prices for high technology companies in particular;
•	Quarterly variations in our operating results;
•	New products, services, innovations and strategic developments by our competitors or us, or business combinations and investments by our competitors or us;
•	Changes in financial estimates by us or securities analysts and recommendations by securities analysts; and
•	Changes in our capital structure, including issuance of additional debt or equity to the public.

Any of these events and factors may cause our stock price to rise or fall and may adversely affect our business and financing opportunities.

Our historical financial information may not be representative of our future results solely as a tape drive and storage solutions business.

Our historical financial information does not necessarily reflect what our financial position, operating results, and cash flows would have been had we existed solely as a tape drive and storage solutions business during the periods presented. In addition, the historical information is not necessarily indicative of what our operating results, financial position and cash flows will be in the future.

Our quarterly operating results could fluctuate significantly, and past quarterly operating results should not be used to predict future performance.

Our quarterly operating results have fluctuated significantly in the past and could fluctuate significantly in the future. As a result, our past quarterly operating results should not be used to predict future performance. Quarterly operating results could be materially and adversely affected by a number of factors, including, but not limited to:

•	An inadequate supply of tape media cartridges;
•	Customers canceling, reducing, deferring or rescheduling significant orders as a result of excess inventory levels, weak economic conditions or other factors;
•	Declines in network server demand;
•	Failure to complete shipments in the last month of a quarter during which a substantial portion of our products are typically shipped; or
•	Increased competition.

If we fail to meet our projected quarterly results, our business, financial condition and results of operations may be materially and adversely harmed.

20.

A significant portion of our manufacturing and sales operations occurs in foreign locations; we are increasingly exposed to risks associated with conducting our business internationally.

We manufacture and sell our products in a number of different markets throughout the world. As a result of our global manufacturing and sales operations, we are subject to a variety of risks that are unique to businesses with international operations of a similar scope, including the following:

•	Adverse movement of foreign currencies against the U.S. dollar (in which our results are reported);
•	Import and export duties and value-added taxes;
•	Import and export regulation changes that could erode our profit margins or restrict our exports;
•	Potential restrictions on the transfer of funds between countries;
•	Inflexible employee contracts in the event of business downturns; and
•	The burden and cost of complying with foreign laws.

In addition, our suppliers have operations in several emerging or developing economies that have a potential for higher risk than in the developed markets. The risks associated with these economies include, but are not limited to, political risks and natural disasters. In particular, with one of our outsourced manufacturers located in Malaysia, a significant portion of our product manufacturing may be subject to such political and climactic risks. Political instability, including the threat of terrorism, or a natural disaster in Malaysia or any other foreign market in which we operate could materially and adversely affect our business, financial condition and results of operations.

We are exposed to fluctuations in foreign currency exchange rates and an adverse change in foreign currency exchange rates relative to our position in such currencies could have a materially adverse impact on our business, financial condition and results of operations.

We do not use derivative financial instruments for speculative purposes. Our goal is to hedge our foreign currency-denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency obligations to match and offset net currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency obligations. We have used in the past, and may use in the future, foreign currency forward contracts to hedge our exposure to foreign currency exchange rates. To the extent that we have assets or liabilities denominated in a foreign currency that are inadequately hedged or not hedged at all, we may be subject to foreign currency losses, which could be significant.

Our international operations can act as a natural hedge when both operating expenses and sales are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. Also, since an insignificant amount of our current sales are denominated in currencies other than the U.S. dollar, we do not believe that our total foreign exchange rate exposure is significant. Nevertheless, an increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of that particular foreign currency to equal a specified amount of U.S. dollars than before such rate increase. In such cases, and if we were to price our products and services in that particular foreign currency, we would receive fewer U.S. dollars than we would have received prior to such rate increase for the foreign currency. Likewise, if we were to price our products and services in U.S. dollars while competitors priced their products in a local currency, an increase in the relative strength of the U.S. dollar would result in our prices being uncompetitive in those markets. Such fluctuations in currency exchange rates could materially and adversely affect our business, financial condition and results of operations.

21.

We must maintain appropriate levels of service inventories. If we have too little service inventory, we may experience increased levels of customer dissatisfaction. If we have too much service inventory, we may incur financial losses.

We maintain levels of service inventories to satisfy future warranty obligations and also to earn service revenue to repair products for which the warranty has expired. We estimate the required amount of service inventories based on historical usage and forecasts of future warranty requirements, including estimates of failure rates and costs to repair, and out of warranty revenue. Given the significant levels of judgment inherently involved in the process, we cannot provide assurance that we will be able to maintain appropriate levels of service inventories to satisfy customer needs and to avoid financial losses from excess inventory charges. If we are unable to maintain appropriate levels of service inventories, our business, financial condition and results of operations maybe materially and adversely impacted.

Many of our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other disasters could cause damage to our facilities and equipment, which could require us to curtail or cease operations.

Many of our facilities are located in Northern and Southern California, near known earthquake fault zones and are, therefore, vulnerable to damage from earthquakes. In October 1989, a major earthquake that caused significant property damage and a number of fatalities struck Northern California. In addition, in 1994, a major earthquake that caused significant property damage and a number of fatalities struck Southern California. We and our suppliers are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures, terrorism and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be seriously, or completely, impaired. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

Risks Related to this Offering

Our indebtedness and debt service obligations may adversely affect our cash flow and our business.

Our current and future indebtedness could have significant additional negative consequences, including:

•

Requiring the dedication of all or a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

•	Increasing our vulnerability to general adverse economic and industry conditions;
•	Limiting our ability to obtain additional financing;
•	Limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;
•	Placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources; and
•	Affecting our abilities to make interest payments on our indebtedness, including the notes.

We intend to fulfill our debt service and repayment obligations from cash generated by our operations. However, if we are unable to generate sufficient cash from operations to meet these obligations and need to use our existing cash or liquidate investments in order to fund our debt service obligations, we may have to delay or curtail research and development programs and other capital expenditures.

22.

The notes are subordinated and we may incur additional debt.

The notes are unsecured and subordinated in right of payment in full to all of our indebtedness and all indebtedness and other liabilities of our subsidiaries. As a result, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. After retiring our senior indebtedness, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

The notes are our exclusive obligations and our corporate structure results in substantial structural subordination of the notes. Since a substantial portion of our operations is conducted in part through subsidiaries, our cash flow and ability to service debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or to make any funds available for payment on the notes. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions (including the restrictions contained in our credit agreement and synthetic lease), are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

The indenture does not prohibit or limit us or our subsidiaries from incurring senior indebtedness or incurring other indebtedness and other liabilities. As of June 29, 2003, we had approximately $90.5 million of indebtedness outstanding that was senior indebtedness, and our subsidiaries had approximately $37.6 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (excluding intercompany liabilities). We anticipate that from time to time we will incur additional senior indebtedness. We and our subsidiaries will also from time to time incur other additional indebtedness and liabilities. See “Description of Notes—Subordination.”

We may not be able to repurchase the notes upon the occurrence of a fundamental change.

Upon the occurrence of a fundamental change, which includes certain types of change in control transactions in which the holder of the notes does not receive, upon conversion of the notes, securities where all or substantially all of such securities are traded on a national securities exchange, each holder of notes will have certain rights, at the holder’s option, to require us to repurchase all or a portion of such holder’s notes. If a fundamental change were to occur, we may not have sufficient funds available at such time to pay the repurchase price for all notes tendered by the holders. In such case, our failure to repurchase tendered notes would constitute an event of default under the indenture, our credit agreement and our lease facility and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In such circumstances or if the occurrence of a fundamental change or the triggering of repurchase rights as a result of a fundamental change could constitute an event of default under our senior indebtedness, the subordination provisions in the indenture would restrict or prohibit payments to the holders of notes. The term “fundamental change” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. See “Description of Notes—Repurchase at Option of the Holder.”

23.

The notes do not contain certain restrictive covenants, and there is limited protection in the event of a change of control.

The indenture under which the notes are issued does not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to repurchase the notes upon a change of control is limited to the transactions specified in the definition of a “fundamental change” under “Description of Notes—Repurchase at Option of the Holder.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a change of control.

Our stock price has been volatile and is likely to remain volatile, which may adversely affect the price of the notes.

Our stock has experienced substantial price volatility, particularly as a result of quarterly variations in results, the published expectations of analysts and announcements by our competitors and us. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many technology companies and that have often been unrelated to the operating performance of such companies. The price of our securities may also be affected by general global, economic and market conditions. While we cannot predict the individual effect that these and other factors may have on the price of our securities, these factors, either individually or in the aggregate, could result in significant variations in the price of our common stock during any given period of time. These fluctuations in our stock price also impact the price of the notes and the likelihood of the convertible securities being converted into equity. If our stock price is below the effective conversion price (based on the then applicable conversion rate) of our convertible notes on the date of maturity, holders are unlikely to convert them into equity, in which event we will be required to repay the principal amount of the convertible securities for cash.

Rating agencies may assign our notes a lower rating than anticipated.

Rating agencies have issued ratings on the notes. If these rating agencies were to subsequently assign the notes a lower rating, or other rating agencies assign the notes a rating that was lower than expected by investors, the market prices of the notes and our common stock could be materially and adversely affected.

There may not be a liquid market for the notes, and you may not be able to sell your notes at attractive prices or at all.

The notes are a new issue of securities for which there is currently no trading market. Although the initial purchasers have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue their market-making activities at any time without notice, and their market making activity will be subject to limits imposed by the Exchange Act. We cannot predict whether an active trading market for the notes will develop or will be sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. Even if an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price. The trading price of the notes will depend on many factors, including:

•	Prevailing interest rates and interest rate volatility;
•	The markets for similar securities;
•	Our financial condition, results of operations and prospects;
•	The publication of earnings estimates or other research reports and speculation in the press or investment community relating to us or to companies in our industry generally;
•	The market price of our common stock;
•	Changes in our industry and competition; and
•	General market and economic conditions.

As a result, we cannot give assurances that you will be able to sell the notes at attractive prices or at all.

24.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus, including the documents incorporated herein by reference, are forward-looking statements. The statements contained herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “intends,” “projects,” “predicts,” “target,” “goal,” “objectives,” “potential,” or “continue” or the negative of these terms or other comparable terminology. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor the initial purchasers nor any other person assume responsibility for the accuracy and completeness of such statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of July 30, 2003, between us, as issuer, and U.S. Bank National Association, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a resale registration rights agreement pursuant to which we have filed this shelf registration statement, which covers the resale of the notes and the common stock issuable upon conversion of the notes. You may request a copy of the indenture and the resale registration rights agreement from the trustee.

The following description is a summary of the material provisions of the notes, the indenture and the resale registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

As used in this “Description of Notes” section, references to “Quantum,” “we,” “our” or “us” refer solely to Quantum Corporation and not to our subsidiaries.

25.

General

The notes are our general unsecured obligations. Our payment obligations under the notes are subordinated to all of our existing and future senior indebtedness and all existing and future indebtedness and liabilities of our subsidiaries as described under “—Subordination.” The notes are convertible into our common stock as described under “—Conversion of Notes.”

The notes are limited to $160,000,000 aggregate principal amount. The notes have been issued only in denominations of $1,000 and multiples of $1,000. The notes bear interest at a rate of 4.375% per year and will mature on August 1, 2010 unless earlier converted, redeemed at our option or repurchased at your option upon a fundamental change (as defined below).

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder.”

We will pay interest on February 1 and August 1 of each year, beginning February 1, 2004, to record holders at the close of business on the preceding January 15 and July 15 as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date.

No sinking fund is provided for the notes. The notes are not subject to defeasance.

We will maintain an office or agency in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We may pay interest either:

•

By check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	By transfer to an account maintained by you in the United States.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

You may present definitive notes for conversion, registration of transfer and exchange, without service charge, at our office in New York City. For information regarding conversion, registration of transfer and exchange of global notes, see “—Form, Denomination and Registration.”

You may not sell or otherwise transfer the notes and the common stock issuable upon conversion of the notes except in compliance with the provisions set forth below under “—Registration Rights of the Noteholders.”

26.

Conversion of Notes

You may convert any of your notes, in whole or in part, into shares of our common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes.

The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate for the notes is 229.8851 shares of common stock per $1,000 principal amount of notes, which equates to an initial conversion price of approximately $4.35 per share of common stock issuable upon conversion of the notes, subject to adjustment as described below under “—Conversion Rate Adjustment.” We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing sale price of our common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

If we call notes for redemption, you may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a fundamental change, you may convert your notes only if you withdraw your repurchase election. Upon conversion of notes, a holder will not receive any cash payment of interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	The principal amount of the note; and
•	Accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date that is after a record date and prior to the next interest payment date, (2) we have specified a purchase date following a fundamental change that is during such period or (3) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

Conversion Procedures

To convert interests in a global note into shares of our common stock, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program and comply with the last three requirements listed below. To convert a definitive note into shares of our common stock, you must:

•	Complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;
•	Surrender the note to the conversion agent;
•	If required, furnish appropriate endorsements and transfer documents;
•	If required, pay all transfer or similar taxes; and
•	If required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

27.

Conversion Rate Adjustment

We will adjust the conversion rate if any of the following events occurs:

(1)	We issue common stock as a dividend or distribution on our common stock to all holders of our common stock;

(2)	We issue to all holders of our common stock certain rights or warrants to purchase our common stock;

(3)	We subdivide or combine our common stock;

(4)	We distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including cash or securities, but excluding:
• Rights or warrants listed in (2) above; and
• Dividends or distributions listed in (1) above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours and do not elect to reserve such securities on a pro rata basis for the benefit of holders of notes, as described below, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate will be adjusted so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which will be the current market price of a share of our common stock on the record date, and (2) the denominator of which will be the same price of a share on the record date less the amount of distribution. “Current market price” means the average of the daily closing sale prices per share of our common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex date” with respect to the distribution requiring such computation. For purpose of this paragraph, the term ”ex date,” when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution;

(5)

We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(6)

Someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (6) will only be made if:

• The tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and
•

The cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (6) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

We have issued rights to holders of our common stock pursuant to the shares rights plan agreement described under “Description of Capital Stock.” To the extent that such rights plan agreement is in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights agreement that attach to our common stock unless the rights have separated from the common stock at the time of conversion such that the holders would not be entitled to receive such rights with respect to the common stock issuable upon conversion of the notes, in which case the conversion rate will be adjusted as described in (4) above under the caption “—Conversion Rate Adjustments.”

28.

In the event of:

•	Any reclassification of our common stock;
•	A consolidation, merger or combination involving us; or
•	A sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

If we distribute shares of common stock of a subsidiary of ours to all holders of our common stock, we may elect to reserve the pro rata portion of such shares (together with any distributions or dividends made or paid on such shares from time to time) for the benefit of the holders of notes in lieu of adjusting the conversion rate pursuant to (4) under the caption “—Conversion Rate Adjustments.”

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “United States Federal Tax Considerations.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “United States Federal Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, we will carry forward and take into account any adjustments that are less than one percent of the conversion rate in any subsequent adjustment that would otherwise be required to be made. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by Quantum

We may not redeem the notes at any time prior to August 5, 2008. At any time on or after August 5, 2008, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

Redemption Period	Redemption Price
Beginning on August 5, 2008 and ending on July 31, 2009	101.250%
Beginning on August 1, 2009 and ending on July 31, 2010	100.625%

and 100% if redeemed on August 1, 2010. In each case, we will pay interest and additional amounts, if any, to, but excluding, the redemption date. If the redemption date is an interest payment date, interest and any additional interest, if any, shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

29.

Repurchase at Option of the Holder

If a fundamental change occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be subject to repurchase in integral multiples of $1,000 principal amount.

We will repurchase the notes for cash at a price equal to 100% of the principal amount to be repurchased, plus accrued interest and any additional amounts, if any, to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to submit your notes for repurchase, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, binding share exchange, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	Is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or
•

Is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act as may be applicable at the time in connection with any such repurchase of notes by us.

The fundamental change repurchase right could discourage a potential acquirer of Quantum. However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of Quantum by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which would constitute a default under the terms of our credit agreement and facility lease. Our credit agreement and facility lease contain, and our future credit agreements or other future agreements relating to our indebtedness contain or may contain, provisions significantly restricting or prohibiting redemption of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or provide or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited or restricted from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we were not able to obtain such consent or successfully refinance the debt, we would not be permitted to purchase or redeem the notes without causing a default under such debt. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of the notes.

30.

Subordination

The indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full in cash or other payment satisfactory to holders of senior indebtedness (as defined below) of all of our existing or future senior indebtedness and is also subordinated to all existing and future indebtedness and liabilities of our subsidiaries.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization of the company, all payments on the notes (principal, premium, if any, interest and additional amounts, if any) will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors.

In the event of any acceleration of the notes because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness before the holders of the notes are entitled to receive any payment or distribution.

Under the indenture, we will be required to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

We may also not make payment on the notes if:

•	A default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of senior indebtedness occurs and is continuing beyond any applicable grace period, or
•

Any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of designated senior indebtedness or their representatives to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the indenture.

We may and shall resume payments on the notes:

•	In case of a payment default, on the date on which the default is cured or waived or ceases to exist, and
•	In case of a nonpayment default, on the date on which the default is cured or waived or ceases to exist or 179 days after the receipt of the payment blockage notice.

No new payment blockage period may start unless 365 days have elapsed from the effectiveness of the prior payment blockage notice.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

The subordination provisions will not prevent the occurrence of any event of default under the indenture.

31.

If the trustee, any paying agent or any holder receives any payment or distribution of assets in contravention of the subordination provisions before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness is made, then such payment or distribution will be held in trust for the holders of senior indebtedness to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

The notes are obligations exclusively of Quantum and will be structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries. Since a substantial portion of our operations are conducted through subsidiaries, our cash flow and our ability to service debt, including the notes, are dependent in part upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances by our subsidiaries may be subject to statutory or contractual restrictions, and are dependent upon the earnings of those subsidiaries. Our right to receive any assets of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent we are ourselves recognized as a creditor of such subsidiary. Even in the event we are recognized as a creditor of one of our subsidiaries, our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

As of June 29, 2003, we had approximately $90.5 million of indebtedness outstanding that was senior indebtedness, and our subsidiaries had approximately $37.6 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (excluding intercompany liabilities). Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amount due under the notes or to make any funds available therefore, whether by dividends, loans or other payments. The indenture will not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that any of our subsidiaries can create, incur, assume or guarantee.

“credit agreement” means that certain Credit Agreement (18-Month) entered into as of December 17, 2002, by and among Quantum, the lenders from time to time party thereto and KeyBank National Association, as Administrative Agent and Letter of Credit Issuing Lender, including any related notes, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended (including any amendment and restatement thereof), modified, renewed, refunded, replaced, refinanced or restructured (including, without limitation, any amendment increasing the amount of available borrowing thereunder) from time to time and whether with the same or any other agent, lender or group of lenders.

“designated senior indebtedness” means our obligations under the credit agreement, the facility lease, and any particular senior indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which Quantum is a party) expressly provides that such senior indebtedness shall be “designated senior indebtedness” for purposes of the indenture, provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness.

“facility lease” means that certain Participation Agreement, dated as of December 17, 2002, entered into by and among Quantum, SELCO Service Corporation, as lessor and participant, Comerica Bank-California, Fleet National Bank and KeyBank National Association, as participants, and KeyBank National Association, as Agent, including any related leases, lease supplements, deeds of trust, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended (including any amendment and restatement thereof), modified, renewed, refunded, replaced, refinanced or restructured (including, without limitation, any amendment increasing the amount of available advances thereunder) from time to time and whether with the same or any other agent, lessor, participant or group of participants.

“indebtedness” means, with respect to any person, and without duplication:

32.
(1)

All indebtedness, obligations and other liabilities (contingent or otherwise) of such person for borrowed money (including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof), other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)

All reimbursement obligations and other liabilities (contingent or otherwise) of such person with respect to letters of credit, bank guarantees or bankers acceptances surety bonds, performance bonds or other guaranty of contractual performance;

(3)

All obligations and liabilities (contingent or otherwise) in respect of leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease or real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property;

(4)

All obligations of such person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(5)

All direct or indirect guaranties or similar agreements by such person in respect of, and obligations or liabilities, contingent or otherwise (contingent or otherwise), of such person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (4);

(6)

Any indebtedness or other obligations described in clauses (1) through (4) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

(7)

Any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (6).

“senior indebtedness” means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, involving the company whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with indebtedness of the company, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the company, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing, unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is of equal ranking with or junior to the notes. Notwithstanding the foregoing, the term “senior indebtedness” shall not include any indebtedness of the company to any subsidiary of the company (except if such indebtedness is pledged as security for any senior indebtedness), a majority of the voting stock of which is owned, directly or indirectly, by the company, the notes, our 7% Convertible Subordinated Notes due 2004, any liability for federal, state, local or other taxes owed or owing by us and any trade payables.

We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee’s claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

33.

Consolidation, Merger and Sale of Assets

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	We are the surviving corporation, or the resulting, surviving or transferee person is organized and existing under the laws of the United States, or any state thereof or the District of Columbia;
•	That person assumes all of our obligations under the notes and the indenture and the registration rights agreement; and
•

We or such successor entity is not then or immediately thereafter in default under the indenture and no event which after notice or lapse of time would become an event of default under the indenture shall have occurred and be continuing.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following are events of default under the indenture:

•

We fail to pay principal, or premium if any, on the notes when due at maturity, upon redemption, repurchase or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

•

We fail to pay any interest or additional amounts, if any, on the notes when due and such failure continues for a period of 30 days, whether or not such payment is prohibited by the subordination provisions of the indenture;

•

We fail to perform or observe any other covenant or warranty that we have made in the indenture for 60 days after written notice has been given by the trustee, or the holders of at least 25% in aggregate principal amount of the notes outstanding, as provided in indenture; and

•

Certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary.

The indenture provides that the trustee will, within 90 days of the occurrence of an event of default, give to the requested holders of the notes notice of all uncured defaults known to it. However, the trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, if any, interest or additional amounts, if any, on the notes, if the trustee considers it in good faith to be in the best interests of the holders of the notes to withhold this notice.

If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued amounts and additional amounts, if any, on the outstanding notes to be immediately due and payable provided, however, that after such declaration of acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of principal, interest or additional amounts, if any, on the notes that became due as a result of the acceleration have been cured or waived as provided in the indenture. In case of an event of default relating to our bankruptcy or insolvency, the principal, premium, if any, and accrued interest and additional amounts, if any, on the notes will automatically become due and payable. For information as to waiver of defaults, see “—Modification and Waiver” below.

34.

Payments of principal or interest on the notes that are not made when due following the applicable grace period will accrue interest at the annual rate of 1.0% above the then applicable interest rate from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	The holder has given the trustee written notice of an event of default;
•	The holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;
•	The trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and
•	The trustee fails to comply with the request within 60 days after receipt.

However, such limitations do not apply to a suit instituted by a holder of note for enforcement of payment of the principal of, or interest on, such note on or after the respective due dates expressed in such note or conversion of such note in accordance with its terms.

We are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Modification and Waiver

Except as otherwise described below, the consent of the holders of a majority in aggregate principal amount of the outstanding notes is required to modify or amend the indenture. A modification or amendment requires the consent of the holder of each outstanding note if it would:

•	Change the stated maturity of the principal amount of, or any installment of interest on, any note;
•	Reduce the principal amount of, or interest on, any note;
•	Reduce any amount payable upon redemption or repurchase of the notes;
•	Adversely change our obligation to repurchase any note upon a fundamental change;
•	Impair the right to institute suit for payment on or with respect to any note;
•	Change the place or currency of payment of principal of, or interest on, any note;
•	Modify the subordination or redemption provisions of any note or the indenture in a manner adverse to the holders of notes;
•	Reduce the conversion rate, other than in accordance with the provisions of the indenture, or otherwise impair the right of a holder to convert any note;
•	Reduce the percentage of the aggregate principal amount of outstanding notes necessary to modify or amend the indenture;
•	Reduce the percentage of the aggregate principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;
•	Change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture; or
•	Modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

The holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with certain restrictive provisions of the indenture. Subject to the foregoing, the holders of a majority in aggregate principal amount of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal or interest.

35.

Form, Denomination and Registration

The notes were issued:

•	In fully registered form;
•	Without interest coupons; and
•	In denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

The notes are evidenced by one global note. We have deposited the global note with DTC and registered the global note in the name of Cede & Co. as DTC’s nominee. Except as set forth below, the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in the global note may be held directly through DTC if the holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called participants). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in a global note to such persons may be limited.

Beneficial interests in the global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called indirect participants). So long as Cede & Co., as the nominee of DTC, is the registered owner of the global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in the global note will:

•	Not be entitled to have certificates registered in their names;
•	Not receive physical delivery of certificates in definitive registered form; and
•	Not be considered holders of the global note.

We will pay interest, the redemption price and the repurchase price of the global note to Cede & Co. as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	For the records relating to, or payments made on account of, beneficial ownership interests in the global note; or
•	For maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice, upon receipt of any payment of principal and interest payments on the global note, is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by the global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

36.

DTC has advised us that it is:

•	A limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;
•	A “clearing corporation” within the meaning of the Uniform Commercial Code; and
•	A “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for the global note.

Certificated Notes

Holders may request that certificated notes be issued in exchange for notes represented by the global note.

Registration Rights of the Noteholders

In connection with the initial private placement of the notes we entered into a resale registration rights agreement with the initial purchasers. Pursuant to the resale registration rights agreement, we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, that we will, at our expense:

•

File with the SEC not later than the date 90 days after the earliest date of original issuance of the notes, a shelf registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes;

•	Use our reasonable efforts to cause such registration statement to become effective no later than 180 days after the date of original issuance of the notes; and
•	Use our reasonable efforts to keep the registration statement effective until the earliest of:
	(1)	Two years after the last date of original issuance of any of the notes;
(2)

The date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately pursuant to the provisions of Rule 144(k) under the Securities Act or any successor provisions; and

	(3)	The date when all of the notes and common stock into which the notes are convertible are registered under the shelf registration statement and sold in accordance therewith.

We filed this shelf registration statement to meet our obligations under the resale registration rights agreement.  We have mailed a form to all holders of the notes or common stock converted from the notes that provides notice of the impending effectiveness of this shelf registration statement and requests the holders to elect to be named as selling securityholders in the prospectus forming a part of this shelf registration statement and certain related information. To be named as a selling securityholder in the prospectus that is prepared at the time of the effectiveness of this shelf registration statement, and, therefore, able to sell your notes and the shares into which such notes are convertible, a holder is required to complete and deliver the notice and questionnaire within 20 business days of the date of the questionnaire. Holders that do not complete and deliver the notice and questionnaire will not be named as selling securityholders in that prospectus. Thereafter, upon receipt of a completed notice and questionnaire, we will use our reasonable efforts to file within ten business days any amendments or supplements to the shelf registration statement or supplements to the related prospectus as are necessary to allow holders to be named as selling securityholders in the prospectus contained in it. Notwithstanding any of the foregoing, we will not be required to file more than one post-effective amendment to the shelf registration statement during any fiscal quarter. We will pay the additional amounts described below to a holder if we fail to make a filing in the time required with respect to such holder or, in the event such filing is a post-effective amendment to the shelf registration statement that is required to be declared effective under the Securities Act, if such post-effective amendment is not declared effective within 45 days of the filing.

37.

We will:

•	Pay all expenses of the shelf registration statement, other than selling expenses of holders;
•	Provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;
•	Notify each such holder when the shelf registration statement has become effective; and
•	Take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes.

Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	Required to be named as a selling holder in the related prospectus;
•	Required to deliver a prospectus to purchasers;
•	Subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and
•	Bound by the provisions of the resale registration rights agreement, which are applicable to the holder (including certain indemnification rights and obligations).

Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a period or periods not to exceed an aggregate of 30 days in any 90 day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

•	The prospectus would, in our reasonable judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and
•	We reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 30 days to 60 days. We need not specify the nature of the event giving rise to the suspension or extension of any notice to the holders of notes of the existence of such a suspension of any extension. Each holder, by its acceptance of the notes, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

Upon the initial sale of notes or common stock issued upon conversion of the notes, each selling holder will be required to deliver a notice of such sale, in substantially the form attached as Exhibit 4.4 to this prospectus, to the trustee and us. The notice will, among other things:

•	Identify the sale as a transfer pursuant to the shelf registration statement;
•	Certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and
•

Certify that the selling holder and the aggregate principal amount of notes or number of shares, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

If,

•	The shelf registration statement has not been filed with the SEC prior to or on the 90th day following the earliest date of original issuance of any of the notes;
•	The shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the notes; or
•

Any registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 30th or 60th day, as the case may be (or any applicable extension thereof) (each, a registration default), then additional amounts will accrue on the notes that are registrable securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional amounts will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date following the date on which such additional amounts begin to accrue, and will accrue at a rate per year equal to:

•	An additional 0.25% of the principal amount to and including the 90th day following such registration default; and
•	An additional 0.50% of the principal amount from and after the 91st day following such registration default.

In no event will additional amounts accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes that are registrable securities into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted to the extent such shares are registrable securities.

38.

Rule 144A Information Request

We will furnish to the holders, beneficial holders and prospective purchasers of the notes or the common stock into which the notes are convertible, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act.

Information Concerning the Trustee

We have appointed U.S. Bank National Association the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 1,020,000,000 shares. Those shares consist of (1) 1,000,000,000 shares designated as common stock, $0.01 par value, and (2) 20,000,000 shares designated as preferred stock, $0.01 par value. The only equity securities currently outstanding are shares of common stock and the rights to purchase shares of Series B junior preferred participating stock described below.

Common Stock

Holders of common stock are entitled to receive dividends declared by our board of directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying dividends. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

As of October 2, 2003, there were 177,518,636 shares of common stock outstanding. All outstanding shares of common stock are fully paid and nonassessable.

39.

Preferred Stock

The following description of preferred stock is not complete. The description is qualified in its entirety by reference to the certificate of designation relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of any series may be fixed (or, in the case of the Series B junior participating preferred stock, have been fixed) by a certificate of designation relating to that series.

As of October 2, 2003, there were no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of one or more series of preferred stock and to fix the following terms of the preferred stock:

•	Designations, powers, preferences, privileges;
•	Relative, participating, optional or special rights; and
•	The qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

Any or all of these rights may be greater than the rights of the common stock.

Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Quantum or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

The rights, preferences, privileges and restrictions of the preferred stock of each series have been (in the case of Series B preferred stock) or may be (in the case of future series, if any) fixed by the certificate of designation relating to that series. The certificate of designation specifies (or may specify in the case of future series, if any):

•	The maximum number of shares;
•	The designation of the shares;
•

The price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	The annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;
•	The liquidation preference, if any, and any accumulated dividends upon our liquidation, dissolution or winding up;
•	Any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;
•

The terms and conditions, if any, for conversion or exchange of shares of any class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	The voting rights; and
•	Any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Preferred stock will be fully paid and nonassessable upon issuance.

40.

Amended and Restated Preferred Shares Rights Agreement

On April 30, 1998, pursuant to a preferred shares rights agreement between us and Computershare, Inc. (as successor to Harris Trust and Savings Bank), as rights agent, our board of directors declared a dividend of one preferred share purchase right for each share of common stock of the Company outstanding as of the close of business on August 5, 1998 (and for each share of common stock of the Company that became outstanding after August 5, 1998).

In connection with our recapitalization on August 3, 1999 pursuant to which we created two separate tracking stocks (i.e., DSS and HDD), we amended and restated our original preferred shares rights agreement in order to declare a dividend in the form of a right to purchase one one-thousandth of a share of our Series B junior participating preferred stock for each outstanding share of DSS common stock and an additional right to purchase one one-thousandth of a share of our Series C junior participating preferred stock for each outstanding share of HDD common stock. The dividends for these two types of stock were paid on August 3, 1999 to holders of HDD and DSS common stock of record as of the close of business on that date. Each DSS right entitled the registered holder to purchase from us one one-thousandth of a share of our Series B preferred stock at an exercise price of $200, subject to adjustment. Each HDD right entitled the registered holder to purchase from us one one-thousandth of a share of our Series C preferred stock at an exercise price of $100, subject to adjustment.

On April 2, 2001, we sold our HDD business to Maxtor. In connection with the sale of the HDD business, we first issued new shares of the HDD business to our stockholders in exchange for all of the outstanding shares of HDD common stock (and all rights to purchase one one-thousandth of a share of our Series C preferred stock were also exchanged and cancelled). Our stockholders then exchanged all of their new shares of HDD common stock for Maxtor common stock. Currently, the DSS common stock now represents our only common stock outstanding, and the Series B preferred stock purchase rights remain as the sole rights to purchase our common stock under our amended and restated preferred shares rights agreement.

The following is a summary and general description of the principal terms of our rights agreement.

Rights Evidenced By Common Stock Certificates

The rights will not be exercisable until the distribution date (as described below). Certificates for the rights will not be sent to our stockholders, and the rights will attach to and trade only together with our common stock. Accordingly, our common stock certificates outstanding on July 23, 1999 evidence the rights related thereto, and our common stock certificates issued after July 23, 1999 contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender or transfer of any certificates for our common stock, outstanding as of the record date, even without notation or a copy of the summary of rights being attached thereto, also will constitute the transfer of the rights associated with our common stock represented by such certificate.

Distribution Date

The rights will be separate from our common stock on the distribution date. Rights certificates will be issued and the rights will become exercisable upon the earlier of the tenth day (or such later date as may be determined by our board of directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our then-outstanding common stock (other than Private Capital Management, Inc. and its affiliates, which, for all purposes under the rights agreement, may purchase up to 25% of our then-outstanding common stock), or the tenth business day (or such later date as may be determined by our board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by such person or group of 20% or more of our then-outstanding common stock (other than Private Capital Management, Inc. and its affiliates). The earlier of such dates is referred to as the “distribution date.”

Issuance of Rights Certificates; Expiration of Rights

As soon as practicable following the distribution date, a rights certificate will be mailed to holders of record of our common stock as of the close of business on the distribution date, and such separate rights certificate alone will evidence the rights from and after the distribution date.

The rights will become tradable separately from our common stock only when and if there is a distribution date. The rights will expire on the earliest of August 4, 2008, or redemption or exchange of the rights as described below.

41.

Initial Exercise of the Rights

Following the distribution date and until one of the further events described below, holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one one-thousandth of a share of the Series B preferred stock. In the event that we do not have sufficient Series B preferred stock available for all rights to be exercised or our board of directors decides that such action by the acquiring person or persons is necessary and not contrary to the interests of rights holders, we may instead substitute cash, assets or other securities for the Series B preferred stock for which the rights would have been exercisable under this provision or as described below.

Right to Buy Our Common Stock

Unless the rights are redeemed by the Company prior to such time (if at all) as an acquiring person obtains 20% or more of our then-outstanding common stock, then each holder of a right that has not theretofore been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of our common stock having a value equal to two times the purchase price. Following the occurrence of an event as described above until such time as we may no longer redeem such rights (as set forth below), the rights are not exercisable.

Right to Buy Acquiring Company Common Stock

Unless the rights are earlier redeemed, in the event that, after an acquiring person obtains 20% or more of our then-outstanding common stock, we are involved in a merger, consolidation or other business combination transaction or 50% or more of our consolidated assets or earning power are transferred (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a right that has not yet been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price.

Exchange Provision

At any time after an acquiring person obtains 20% or more of our then outstanding common stock and prior to the acquisition by such acquiring person of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one share of our common stock per right.

Redemption

At any time on or prior to the close of business on the earlier of the tenth day following the attainment of 20% or more of our then-outstanding common stock by an acquiring person (or such later date as may be determined by action of our board of directors and publicly announced by us) or August 4, 2008, we may redeem the rights in whole, but not in part, at a price of $0.01 per right.

Adjustments to Prevent Dilution

The purchase price payable, the number of rights, and the number of shares of our Series B preferred stock or our common stock or other securities or property issuable upon the exercise of the rights are subject to adjustment from time to time in connection with the dilutive issuances by us as set forth in the rights agreement. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

42.

Cash Paid Instead of Issuing Fractional Shares

No fractional shares of our common stock will be issued upon exercise of a right and, in lieu thereof, an adjustment in cash will be made based on the market price of our common stock on the last trading date prior to the date of exercise.

No Stockholders’ Rights Prior to Exercise

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Quantum solely by virtue of the rights (other than any rights resulting from such holder’s ownership of our common stock), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The terms of the rights and the rights agreement may be amended at any time by our board of directors in any respect without the consent of the rights holders on or prior to the distribution date. After the distribution date, the terms of the rights and the rights agreement may be amended without the consent of the rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of rights holders, other than the acquiring person.

No Voting Rights

Rights will not have any voting rights.

Certain Anti-Takeover Effects

The rights are designed to protect and maximize the value of the outstanding equity interests in us in the event of an unsolicited attempt by an acquiror to take us over in a manner or on terms not approved by our board of directors. In certain instances, takeover attempts may include coercive tactics that deprive a company’s board of directors and its stockholders of any real opportunity to determine its future as a company. The rights were declared by our board of directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics may unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

Subject to the restrictions described above, the rights may be redeemed by us at $0.01 per right at any time prior to the distribution date. Accordingly, the rights should not interfere with any merger or business combination approved by our board of directors.

However, the rights may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

43.

Delaware General Corporation Law Section 203

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

The Section 203 restrictions do not apply if:

(1)	The business combination or transaction is approved by our board of directors before the date the interested stockholder obtained the status as “interested”;

(2)

Upon consummation of the transaction that resulted in the stockholder obtaining the status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors, the “voting stock.” The 85% calculation does not include those shares:

	•	owned by directors who are also officers of the target corporation, and
	•	held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer, or

(3)

On or after the date the interested stockholder obtained its status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Quantum. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Charter and Bylaw Provisions

Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

•	Our charter provides for cumulative voting at all elections of directors,
•	Our board has the power to establish the rights, preferences and privileges of authorized and unissued shares,
•	Our charter limits the liability of our directors, in their capacity as directors but not in their capacity as officers, to Quantum or its stockholders to the fullest extent permitted by Delaware law.

Transfer Agent and Registrar

Our common stock is listed on the New York Stock Exchange under the symbol “DSS.” The transfer agent and registrar for the common stock is Computershare, Inc.

44.

UNITED STATES FEDERAL TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to “U.S. Holders” that purchased notes in the initial offering at their issue price and hold the notes or common stock as “capital assets” (generally, for investment). For this purpose, U.S. Holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state. Trusts are U.S. Holders if they are (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of notes or shares of common stock that is not a U.S. holder. This summary describes some, but not all, of the special rules applicable to Non-U.S. Holders. If a partnership or other flow-through entity is a beneficial owner of a note (or common stock acquired upon conversion or exchange of a note), the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional amounts as “original issue discount” over the term of the instrument. The notes were not issued with original issue discount. We may be required to make payments of additional amounts to holders of the notes if we do not file or cause to be declared, or keep, effective a registration statement, as described under “Description of Notes—Registration Rights of the Noteholders.” The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe that there is only a remote possibility that we would be required to pay additional amounts because of a failure to provide registration rights. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay additional amounts while the notes are outstanding, U.S. Holders would be required to recognize additional interest income. If, contrary to expectations, we pay additional amounts after conversion, U.S. Holders might be required to recognize additional income at that time.

Sale, Exchange, Redemption or Other Disposition of the Notes

A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition other than a conversion of the note into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

45.

Conversion of the Notes

A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder’s aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note. The holder’s holding period for the stock will include the period during which he held the note.

Dividends

If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a taxable dividend, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received. For taxable years beginning after December 31, 2002 and before January 1, 2009, subject to certain exceptions, dividends received by individual shareholders would generally be taxed at the same preferential rates that apply to long-term capital gain.

The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

Sale of Common Stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

46.

Special Tax Rules Applicable to Non-U.S. Holders

Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” or, in certain circumstances, an individual who is a United States expatriate and therefore subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Taxation of Interest

Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	Owns, directly or indirectly, at least 10 percent of our voting stock;
•	Is a “controlled foreign corporation” that is related to us; or
•	Is a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Internal Revenue Code.

In general, a foreign corporation is a controlled foreign corporation if more than 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation’s voting stock.

Even if the portfolio interest exception does not apply, payments of interest to a nonresident person or entity might not be subject to withholding tax at a 30 percent rate, or might be subject to withholding tax at a reduced rate, under the terms of an applicable income tax treaty between the United States and the Non-U.S. holder’s country of residence.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Sale, Exchange, Redemption or Other Disposition of Notes

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	The gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;
•	The Non-U.S. Holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or
•	The rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

47.

Conversion of the Notes

A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See “—Special Tax Rules Applicable to Non-U.S. Holders—Sale of Common Stock” below.

Dividends and Other Potential Withholding

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see “—U.S. Holders—Dividends” above) will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under “—Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest.”

As more fully described under “Description of Notes—Registration Rights of the Noteholders,” upon the occurrence of certain enumerated events we may be required to pay additional amounts to you. Payments of such additional amounts may be subject to U.S. federal withholding tax. Holders should contact their tax advisors concerning the treatment of receipt of such additional amounts.

Sale of Common Stock

Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under “—Special Tax Rules Applicable to Non-U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes.”

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain would probably be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

48.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under “—Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest.” Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements.

Payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “—Special Rules Applicable to Non-U.S. Holders—Taxation of Interest.” We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld under the rules described above under “—Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest” and “—Special Tax Rules Applicable to Non-U.S. Holders—Dividends and Other Potential Withholding.” Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides.

Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

49.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement on July 30, 2003. The notes were subsequently resold to purchasers, including the selling securityholders listed below, in transactions exempt from registration. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

The following table contains information as of October 7, 2003, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

		Principal Amount at Maturity of notes Beneficially Owned that may be sold	Percentage of Notes Outstanding	Number of shares Common Stock That May Be Sold (1)	Percentage of Common Stock Stock Outstanding (2)

	Full Legal Name of Selling Securityholder

	1976 Distribution Trust FBO A.R. Lauder/Zinterhofer	4,000	*	920	*
	2000 Revocable Trust FBO A.R. Lauder / Zinterhofer	4,000	*	920	*
	Advent Convertible Master (Cayman) L.P.	3,408,000	2.13%	783,448	*
	AIG DKR Soundshore Strategic Holding Fund Ltd	3,000,000	1.88%	689,655	*
	Akela Capital Master Funds Ltd	6,000,000	3.75%	1,379,310	*
	Alcon Laboratories	208,000	*	47,816	*
	Alexandra Global Master Fund Ltd	3,000,000	1.88%	689,655	*
	Allentown City Police Pension Plan	21,000	*	4,828	*
	Allentown City Officers & Employees Pension Fund	8,000	*	1,839	*
	Allentown City Firefighters Pension Plan	16,000	*	3,678	*
	Alpha US Sub Fund 4 LLC	188,000	*	43,218	*
	Alta Partners Holdings LDC	8,000,000	5.00%	1,839,080	1.04%
	Arapahoe County Colorado	24,000	*	5,517	*
	Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd	2,100,000	1.31%	482,759	*
	Argent Classic Convertible Arbitrage Fund L. P.	600,000	*	137,931	*
	Arkansas PERS	1,085,000	*	249,425	*
	Arlington County Employees Retirement System	359,000	*	82,529	*
	Asante Health Systems	45,000	*	10,345	*
+	ATSF - Transamerica Convertible Securities	7,350,000	4.59%	1,689,655	*
	Attorney's Title Insurance Fund	110,000	*	25,287	*
	Barclays Global Investors Diversified Alpha Plus Funds	481,000	*	110,575	*
	Boilermakers Blacksmith Pension Trust	1,375,000	*	316,092	*
	British Virgin Islands Social Security Board	47,000	*	10,805	*
	BTES Convertible ARB	200,000	*	45,977	*
	BTOP Growth Vs Value	800,000	*	183,908	*
	City and County of San Francisco Retirement System	793,000	*	182,299	*
	City of New Orleans	109,000	*	25,057	*
	City University of New York	80,000	*	18,391	*
	CNH CA Master Account LP	2,000,000	1.25%	459,770	*
50.
	Convertible Securities Fund	60,000	*	13,793	*
	DaimlerChrysler Corp Emp. #1 Pension Plan, dtd 4/1/89	3,480,000	2.18%	800,000	*
	Delaware PERS	1,550,000	*	356,322	*
	Delaware Public Employees Retirement System	832,000	*	191,264	*
	Delta Airlines Master Trust	625,000	*	143,678	*
	Duke Endowment	265,000	*	60,920	*
	F.R. Convt. Sec. Fn.	155,000	*	35,632	*
	FORE Convertible MasterFund Ltd	1,000,000	*	229,885	*
BD	Forest Fulcrum Fund LP	1,314,000	*	302,069	*
	Forest Global Convertible Fund, Ltd, Class A-5	4,589,000	2.87%	1,054,943	*
	Forest Multi Strategy Master Fund SPC, on behalf of its Multi Strategy Segregated Portfolio	1,138,000	*	261,609	*
	Franklin and Marshall College	260,000	*	59,770	*
	GE Pension Trust	2,260,000	1.41%	519,540	*
	Grady Hospital Foundation	72,000	*	16,552	*
	Guggenheim Portfolio Co VIII, LLC	500,000	*	114,943	*
	Hfr Arbitrage Fund	193,000	*	44,368	*
	Highbridge International LLC	7,000,000	4.38%	1,609,195	*
	ICI American Holdings Trust	350,000	*	80,460	*
+	IDEX - Transamerica Convertible Securities Fund	3,150,000	1.97%	724,138	*
	ING Convertible Fund	1,980,000	1.24%	455,172	*
	ING VP Convertible Portfolio	20,000,000	12.50%	4,597,701	2.59%
	JME Triton Offshore Fund Ltd	1,500,000	*	344,828	*
	JMG Capital Partners, LP	1,500,000	*	344,828	*
BD	JP Morgan Securities Inc	3,000,000	1.88%	689,655	*
BD	Lehman Brothers Inc.	8,615,000	5.38%	1,980,460	1.12%
	LLT Limited	430,000	*	98,851	*
	Lyxor	480,000	*	110,345	*
	Lyxor/Forest Fund Ltd. c/o Forest Investment Mngt LLC	686,000	*	157,701	*
	Man Mac I Limited	500,000	*	114,943	*
	Municipal Employees	129,000	*	29,655	*
	Nations Convertible Securities Fund	8,910,000	5.57%	2,048,276	1.15%
	New Orleans Firefighters Pension / Relief Fund	73,000	*	16,782	*
	Occidental Petroleum Corporation	142,000	*	32,644	*
	Peoples Benefit Life Insurance Company Teamsters	1,000,000	*	229,885	*
	Pro-mutual	403,000	*	92,644	*
	Prudential Insurance Co of America	90,000	*	20,690	*
A	Ramius Capital Group	500,000	*	114,943	*
A	Ramius Master Fund Ltd	1,800,000	1.13%	413,793	*
	RBC Alternative Assets LP c/o Forest Investment Mngt. LLC	367,000	*	84,368	*
A	RCG Latitude Master Fund Ltd	1,200,000	*	275,862	*
A	RCG Multi Strategy Master Fund Ltd	1,000,000	*	229,885	*
	Relay 11 Holdings Co. c/o Forest Investment Mngt. LLC	69,000	*	15,862	*
	Southern Farm Bureau Life Insurance	800,000	*	183,908	*
	Sphinx Convertible Arbitrage SPC c/o Forest Investment Mngt. LLC	177,000	*	40,690	*
51.
	St Albans Partner Ltd	1,000,000	*	229,885	*
	State of Maryland Retirement Agency	1,719,000	1.07%	395,172	*
	State of Oregon/Equity	4,855,000	3.03%	1,116,092	*
	State Street Bank Custodian for GE Pension Trust	2,260,000	1.41%	519,540	*
+	Stonebridge Life Insurance	500,000	*	114,943	*
	Syngenta AG	260,000	*	59,770	*
	Tag Associates	40,000	*	9,195	*
	TD Securities (USA) Inc.	1,000,000	*	229,885	*
	The Grable Foundation	48,000	*	11,034	*
+	Transamerica Life Insurance and Annuities Co	6,500,000	4.06%	1,494,253	*
	Trustmark Insurance	184,000	*	42,299	*
	UBS O'Connor LLC F/B/O O'Connor Global Convertible Arbitrage Master Ltd.	1,000,000	*	229,885	*
	Univest Convertible Arbitrage Fund Ltd c/o Forest Investment Mngt. LLC	279,000	*	64,138	*
	Xavex Convertible Arbitrage 10 Fund	300,000	*	68,966	*
	Xavex Convertible Arbitrage 4 Fund c/o Forest Investment Mngt. LLC	228,000	*	52,414	*
	Xavex Convertible Arbitrage 5 Fund	500,000	*	114,943	*
	Yield Strategies Fund I, L.P.	1,000,000	*	229,885	*
	Zeneca Holding Trust	480,000	*	110,345	*
	Zurich Institutional Benchmarks Master Fund Ltd c/o Forest Investment Mngt. LLC	582,000	*	133,793	*

Any other holder of notes or future transferee, pledgee, donee or successor of any holder(3)(4)

	+ Subsidiary of Aegon NV which has ownership in some Broker-Dealers
	A = An affiliate of a broker dealer
	BD = Broker Dealer

* Less than 1%.
(1)

Assumes conversion of all of the holder's notes at a conversion price of approximately $4.35 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes—Conversion of Notes." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)

Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 177,518,636 shares of common stock outstanding as of October 2, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(3)	Information about other selling securityholders will be set forth in prospectus supplements, if required.
(4)

Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

We prepared this table based on the information supplied to us by the selling securityholders named in the table.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

52.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes or the common stock issued upon conversion of the notes offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders;
•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

Any selling securityholder that is a “broker-dealer” will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act.  To our knowledge, Lehman Brothers Inc., JP Morgan Securities Inc., and Forest Fulcrum Fund LP. are the only selling securityholders who are registered broker-dealers and, as such, they are underwriters of the notes within the meaning of the Securities Act.  Other than the performance of investment banking, commercial banking, advisory banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of our board of directors.  These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders.  To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

The notes and underlying common stock may be sold in one or more transactions at:

•	fixed prices;
•	prevailing market prices at the time of sale;
•	varying prices determined at the time of sale; or
•	negotiated prices.

These sales may be effected in transactions:

•

on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;
•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or
•	through the writing of options.

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These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and underlying common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders are not required to sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “DSS.” The notes are eligible for The PORTALSM Market. We do not intend to apply for listing of the notes on any securities exchange. Accordingly, we cannot assure that the notes will be liquid or that any trading market for the notes will develop.

There can be no assurance that any selling securityholder will sell any or all of the notes and the underlying common stock pursuant to this prospectus. In addition, any notes and the underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Pursuant to the resale registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

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LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended, for the year ended March 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement.  Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses, other than any underwriting discount and commissions, in connection with the issuance and distribution of the securities being registered. All amounts indicated are estimates (other than the registration fee):

Registration fee	$12,944
Accounting fees and expenses	125,000
Printing and engraving	65,000
Trustee's fees and expenses	10,000
Legal fees and expenses of registrant	315,000
Rating agency fees	114,000
Bank amendment fees	187,000

Total	$828,944

Item 15. Indemnification of Directors and Officers

The Registrant’s Certificate of Incorporation, as amended, provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “Delaware Law”), the Registrant’s directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors.

Article VI of the Registrant’s Amended and Restated Bylaws provides that the Registrant will indemnify any current or former director or officer who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Registrant), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Article VI of the Registrant’s Amended and Restated Bylaws further provides that the Registrant will indemnify any current or former director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was serving at the request of the Registrant against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification will be provided for any claim, issue, or matter as to which such person is adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

Article VI of the Registrant’s Amended and Restated Bylaws also provides that the Registrant will indemnify any current or former director or officer, to the extent that he has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.  The Registrant will pay expenses incurred in defending or settling a civil or criminal action, suit or proceeding by a director or officer who may be entitled to indemnification in advance of the final deposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Registrant.

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The Registrant also has entered into indemnification agreements with its executive officers and directors that contain provisions similar to those contained in Article VI of the Registrant’s Amended and Restated Bylaws.

Section 145 of the Delaware Law provides that a Delaware corporation has the power to indemnify its directors and officers in certain circumstances.

Subsection (a) of Section 145 of the Delaware Law empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his or her conduct was unlawful.

Subsection (b) of Section 145 of the Delaware Law empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense settlement of such action or suit, provided that such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 of the Delaware Law further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

The Registrant maintains directors’ and officers’ liability insurance covering its directors and officers.

57.

Item 16. Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title
4.1	Indenture, dated as of July 30, 2003, 2003, between the Company and U.S. Bank National Association.
4.2	Form of Note (included in Exhibit 4.1).
4.3	Resale Registration Rights Agreement, dated July 30, 2003, between the Company, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and McDonald Investments Inc.
4.4	Notice of Transfer.
4.5

First Amendment to the Amended and Restated Preferred Shares Rights Agreement and Certificate of Compliance with Section 27 Thereof, dated October 28, 2002 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002 filed with the SEC on November 13, 2002).

4.6

Restated Preferred Shares Rights Agreement between the Registrant and Harris Trust and Savings Bank (incorporated by reference to the Registrant’s Registration Statement on Form S-4, Amendment No. 2, filed with the SEC on June 10, 1999).

4.7	Certificate of Designation for the Series B Participating Junior Preferred Stock.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1	Power of Attorney (see page 60 of this Form S-3).
25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.

Item 17. Undertakings

1.	The undersigned registrant hereby undertakes:

	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

(2)

That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2)

The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4)		The undersigned registrant hereby undertakes that:

(a)  For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)  For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

59.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on October 9, 2003.

QUANTUM CORPORATION
By:	/s/ Michael. J. Lambert Michael. J. Lambert Executive Vice President, Finance and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard E. Belluzzo and Michael J. Lambert, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement  has been signed below by the following persons in the capacities indicated on October 9, 2003.

Signature	Title

/s/ RICHARD E. BELLUZZO Richard E. Belluzzo	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board

/s/ MICHAEL J. LAMBERT Michael J. Lambert	Executive Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ STEPHEN M. BERKLEY Stephen M. Berkley	Director

/s/ DAVID A. BROWN David A. Brown	Director

/s/ MICHAEL A. BROWN Michael A. Brown	Director

/s/ ALAN L. EARHART Alan L. Earhart	Director

/s/ EDWARD M. ESBER, JR Edward M. Esber, Jr	Director

/s/ KEVIN J. KENNEDY Kevin J. Kennedy	Director

/s/ GREGORY W. SLAYTON Gregory W. Slayton	Director

/s/ EDWARD J. SANDERSON Edward J. Sanderson	Director

60.

Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Quantum Corporation for the registration of $160,000,000 of 4.375% Convertible Subordinated Notes due August 1, 2010 and 36,781,616 shares of its common stock and to the incorporation by reference therein of our report dated April 25, 2003, with respect to the consolidated financial statements and schedule of Quantum Corporation included in its Annual Report (Form 10-K), as amended, for the year ended March 31, 2003, filed with the Securities and Exchange Commission.

                                                                                                                                          /s/ Ernst & Young LLP

Palo Alto, California
October 3, 2003

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